

March 26, 2015

Jonathan Weinberg
General Counsel
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, VA 22203

> **Re:** **Evolent Health, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted March 9, 2015**
> **CIK No. 0001628908**

Dear Mr. Weinberg:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Dividend Policy, page 59

1. You state on page 59 that you will be required to pay cash dividends out of your future earnings to the extent that cash distributions from Evolent Health LLC are materially in excess of your assumed tax liability and your obligations under the tax receivables agreements. Please tell us whether you anticipate that you will be required to pay such cash dividends and explain to us briefly the circumstances under which cash distributions from Evolent Health LLC would be materially in excess of your assumed tax liability and your obligations under the tax receivables agreements.

Management's Discussion and Analysis …, page 75

Common Stock Valuation, page 90

2.   We note your disclosure on page 90 regarding the factors considered in determining the fair value of your common stock. We further note your disclosure on page 91 that you "determined a fair market value of $27.46 per share, based on estimated BEV of $394 million by a third party valuation expert." Please tell us what consideration you have given to identifying the third party expert and filing its consent. Please refer to Section 7(a) and Rule 436 of the Securities Act.

Partner Relationships, pages 105

3.   We note your response to comment 5 of our letter dated February 26, 2015. For those partners that contribute significantly to your revenue, please provide more specific disclosure regarding the material contract terms that may impact your operations. In addition, please clarify whether a significant portion of your contracts are terminable immediately on the occurrence of certain events and briefly describe such events.

Financial Statements of Evolent Health Holdings, Inc.

10. Stock-based incentive plan, pages F-49 to F-51

4.   We note your disclosure in this section and on pages 90 to 91 related to common stock valuation and the trend that as you approach the IPO the fair market value price per share has increased from $4.29 as of September 2013 to $27.46 as of December 2014. Please share your thoughts with respect to your decision to change from income-based approaches for valuation to a probability-weighted expected return method (PWERM) under three distinct liquidity events and to do so at December 31, 2014. In your response, tell us what were the three liquidity events used in the valuation model, whether or not you believe that the change to PWERM would result in a materially higher valuation, and briefly address some of the key factors listed on page 90 which have resulted in the significant increase in fair market value price per share between September 2013 and December 2014.

5.   Please provide us with a list of all option and restricted stock grants for the year ended December 31, 2014 and for the period from December 31, 2014 through the date of your response. This list should include the date of the grant, the number of shares/options issued and the exercise price or grant date value as appropriate.

You may contact Howard Efron at (202)551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: William V. Fogg, Esq. (*via e-mail*)